Atna/Great Basin Gold Resume Drilling

Vancouver, B.C. (May 10, 2004). Atna Resources Ltd. (ATN:TSX) is pleased to provide an update on its exploration program in Nevada. Drilling of the Golden Cloud property in Elko County, Nevada resumed May 5, 2004. Atna’s Joint Venture partner, Great Basin Gold (GBG:TSX), will drill a 1,600 meter program by Reverse Circulation to test volcanic and basement stratigraphy near structures with chalcedonic quartz, argillic alteration, and anomalous gold and mercury mineralization.

The Golden Cloud Property is a ‘bonanza style’ low sulphidation epithermal gold prospect that has never been drill tested, on the eastern margin of the Northern Nevada rift. The property is contiguous with the southern boundary of the Ivanhoe claim block (719,000 tons grading 1.29 oz/ton Au and 7.0 oz/ton Ag reported by GBG) currently being developed by Hecla Mining and Great Basin Gold. The Silver Cloud prospect (reported drill intersections up to 145 g/t Au/1.5 meters from Placer Dome and Teck Cominco), recently acquired by Geologix Exploration Inc., abuts the western boundary of Golden Cloud. Barrick and Newmont’s main Carlin operations are located 10 kilometers to the southeast and the Ken Snyder Mine is 20 kilometers to the northwest.

Field crews mobilized to the Jarbidge Property last week. Geological and geochemical surveys were initiated preparatory to a first phase drill program of 15 to 20 drill holes commencing upon permit approval. Permit applications for the drill program have been submitted to the U.S. Forest Service and the Nevada State authorities to allow construction of 49 drill sites, access roads and drilling of up to 100 drill holes from the permitted sites. Surveys will focus initially in areas of high-grade epithermal vein occurrences adjacent to former producing areas to refine drill targets and fully evaluate ore shoot geometry along these productive structures.

Atna has initiated the permitting process for drilling on the Beowawe property and will commence permitting at the Clover property, on behalf of its partner, Grandcru Resources. Atna’s JV partner at the Sno Property, Pacific Ridge, has advised Atna that it will mobilize a field crew within the next week and plans to drill in July. Atna will continue to search for an appropriate partner at the Triple Junction/Dixie Fork District.

Atna is a junior company focused on generative gold/silver exploration in Nevada. The company acquires and adds value to prospective properties before seeking joint venture partners to leverage its opportunities. Atna is continuously evaluating new opportunities to acquire more advanced projects with in-situ resources. In addition, Atna has interests in base metal/precious metal properties with defined resources in the Yukon and exploration prospects in Chile.

Bill Stanley is the geologist and VP Exploration of ATN designated as the qualified person with the ability and authority to verify the authenticity and validity of this news release.

For further information contact:

ATNA RESOURCES LTD.
Deanna McDonald, Manager, Investor Relations / Geologist
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com